SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                             Evergreen Solar, Inc.
                                (Name of Issuer)


                         Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                  30033R 10 8
                                 (CUSIP Number)

                              D. Roger Glenn, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0202
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 15, 2003
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of     Pages)
----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R108               13D                       Page___ of ___ Pages


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Beacon Power Corporation   043372365
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)    [  ]
                                                                     (b)    [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
         -----------------------------------------------------------------------
         7    SOLE VOTING POWER

         3,292,857 shares 1
         -----------------------------------------------------------------------
         8    SHARED VOTING POWER

         0 shares
         -----------------------------------------------------------------------
         9    SOLE DISPOSITIVE POWER

         3,292,857 shares 1
         -----------------------------------------------------------------------
         10   SHARED DISPOSITIVE POWER

         0 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,292,857 shares 1
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
1 Includes 892,857 shares of Series A Convertible Preferred Stock convertible into 892,857 shares of Common Stock (subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock) within 60 days of May 15, 2003 and 2,400,000 shares of Common Stock issuable upon exercise of a Warrant within 60 days of May 15, 2003.

CUSIP No. 30033R108                    13D                  Page___ of ___ Pages


Item 1.    Security and Issuer.

This Statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Evergreen Solar, Inc. (the "Issuer"), having its principal office at 259 Cedar Hill Street, Marlboro, MA 01752.

Item 2. Identity and Background.

Subsections (a), (b), (c) and (f).

The reporting person is Beacon Power Corporation (the "Reporting Person"), a Delaware corporation, having its principal office at 234 Ballardvale Street, Wilmington, MA 01887. The Reporting Person designs, manufactures and markets advanced flywheel technology products for energy storage and power quality applications. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of the Reporting Person. Set forth on Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of members of the Board of Directors of the Reporting Person.

Subsections (d) and (e).

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any individual otherwise identified in response to Item 2, has been a party to any civil or criminal proceeding required to be disclosed in response to this Item.

Item 3.    Source and Amount of Funds or Other Consideration.

The Reporting Person entered into a Stock and Warrant Purchase Agreement, dated March 21, 2003 (the "Purchase Agreement," a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein), with the Issuer and certain other investors whereby the Issuer agreed to sell to the Reporting Person (i) 892,857 shares of its Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") and (ii) a warrant to purchase up to 2,400,000 shares of Common Stock at an exercise price equal to the purchase price of the Series A Preferred Stock plus $2.25 per share (the "Warrant", a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein). The sale of the Series A Preferred Stock and the Warrant pursuant to the Purchase Agreement are referred to collectively as the "Financing."

The aggregate purchase price for the Series A Preferred Stock and the Warrant was $1.1 million, the source of which was general working capital.

Item 4.    Purpose of Transaction.

The Reporting Person has acquired the shares of Series A Preferred Stock and the Warrant for investment purposes.

A copy of the Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock (the "Certificate of Designations") is attached hereto as Exhibit 3 and incorporated herein by reference and a copy of the Registration Rights Agreement (the "Registration Rights Agreement") is attached hereto as Exhibit 4 and incorporated herein by reference. Set forth below is a summary of the material terms of the Purchase Agreement, Certificate of Designations and the Registration Rights Agreement. The following summary is qualified in its entirety by reference to the Purchase Agreement, Certificate of Designations and the Registration Rights Agreement.

Terms of the Purchase Agreement.

     Board Representation. Pursuant to the terms of the Purchase Agreement, certain of the investors, each were granted the right to designate a representative to serve as a member of the Issuer's Board of Directors (collectively, the "Investor Designees"), as long as such investor continues to beneficially own not less than 5% of the shares of Common Stock outstanding, including shares of Series A Preferred Stock on an as-converted basis. As a condition to closing of the Financing and subject to stockholder approval, Richard G. Chleboski and Mason Willrich resigned as directors of the Issuer and the Investor Designees were appointed as members of the Board of Directors of the Issuer. The Reporting Person was not granted the right to designate an Investor Designee.

     Compensation Committee. Pursuant to the terms of the Purchase Agreement, two investors were each granted the right to have the Investor Designee designated by such investor serve on the three-member compensation committee of the Board of Directors. Such investors will each have this right for two years following the closing of the Financing on May 15, 2003, so long as such investors continue to beneficially own in the aggregate not less than 5% of the shares of Common Stock outstanding, including shares of Series A Preferred Stock on an as-converted basis. For two years following the closing of the Financing, the duties and powers of the compensation committee of the Board of Directors includes the sole authority to hire or fire the chief executive officer of the Issuer; provided, that the compensation committee in its sole discretion may elect to defer a decision on such matter to the Board of Directors.

Terms of the Series A Preferred Stock

     Rank. The Series A Preferred Stock will rank senior to the Common Stock, the Issuer's shares of undesignated preferred stock and each other class or series of capital stock of the Issuer now or hereafter established that does not expressly rank senior to or on a parity with the Series A Preferred Stock with respect to dividend rights and rights upon a change of control or liquidation.

     Dividend Rights. Shares of Series A Preferred Stock will pay a compounding dividend of 10% per annum, to be paid quarterly, in cash, or, at the Issuer's election, to be added to the liquidation preference of the Series A Preferred Stock on a quarterly basis, which would result in an increase in the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The Issuer will be required to pay dividends on the Series A Preferred Stock before any dividend is paid on any other class of the Issuer's equity securities. Additionally, each share of Series A Preferred Stock will entitle the holder thereof to receive any and all dividends or distributions to be paid to holders of shares of Common Stock as if such share of Series A Preferred Stock was converted into that number of shares of Common Stock into which it is convertible at such time.

     Rights Upon Liquidation. Upon the voluntary or involuntary liquidation of the Issuer under applicable bankruptcy or reorganization legislation, or the dissolution or winding up of the Issuer, the holders of shares of Series A Preferred Stock will be paid in cash for each share of Series A Preferred Stock held thereby, out of the Issuer's assets legally available for distribution to its stockholders, before any payment or distribution is made to the Common Stock or any other class or series of the Issuer's capital stock ranking junior to the Series A Preferred Stock, an amount equal to the greater of (i) the sum of
(x) the Accreted Value (as defined below) of such share of Series A Preferred Stock as of such date, plus (y) all dividends accrued since the previous Compounding Date (as defined below), or (ii) the aggregate amount then payable with respect to the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible immediately prior to such liquidation event. If the assets available for distribution to the holders of shares of Series A Preferred Stock are insufficient to permit payment in full to the holders thereof of the amount described above, then all of the assets available for distribution to holders of shares of Series A Preferred Stock will be distributed among and paid to those holders ratably in proportion to the amounts that would be payable to those holders if such assets were sufficient to permit payment in full. "Accreted Value" means, as of any date, with respect to each share of Series A Preferred Stock, $1.12, which is the purchase price per share paid by the investors for the Series A Preferred Stock (subject to adjustment for any stock splits, stock dividends, combinations and other similar structural events), plus the amount of dividends that have accrued and compounded and have been added thereto to such date pursuant to the terms of the Certificate of Designations. "Compounding Date" means March 31, June 30, September 30 and December 31 of each year, each of which is a date upon which holders of shares of Preferred Stock are entitled to receive cumulative dividends quarterly in arrears.

     In the event of the merger, consolidation or sale of all or substantially all of the Issuer's assets or in the event of certain other change of control transactions, the holders of shares of Series A Preferred Stock will be paid for each share of Series A Preferred Stock held thereby, before any payment or distribution is made to the Common Stock or any other class or series of the Issuer's capital stock ranking junior to the Series A Preferred Stock, an amount equal to the greater of (i) the sum of the Accreted Value of such share of Series A Preferred Stock as of such date, plus all dividends accrued since the previous Compounding Date, or (ii) the aggregate amount payable in the applicable change of control transaction with respect to the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible immediately prior to the consummation of the change of control transaction. If the assets available for distribution to the holders of shares of Series A Preferred Stock are insufficient to permit payment in full to the holders thereof of the amount described above, then all of the assets available for distribution to holders of shares of Series A Preferred Stock will be distributed among and paid to those holders ratably in proportion to the amounts that would be payable to those holders if such assets were sufficient to permit payment in full. Any payment due upon a change of control transaction will be paid in the form of consideration paid in such change of control transaction on the closing date of the transaction.

     After payment in full of the above described payments, the holders of Series A Preferred Stock will not be entitled to any further participation in any distribution of the Issuer's assets and the Issuer's remaining assets will be distributed to the holders of the Issuer's other classes and series of capital stock.

     Conversion. The holders of shares of Series A Preferred Stock are entitled to convert their shares into Common Stock at any time. The number of shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock is equal to the product of (x) the number of shares of Series A Preferred Stock to be converted and (y) the quotient obtained by dividing (i) the sum of the Accreted Value, plus all dividends accrued since the previous Compounding Date, by (ii) the conversion price per share of the Series A Preferred Stock, which conversion price is $1.12, which is the purchase price per share paid by the investors for the Series A Preferred Stock, subject to adjustment as described below. Initially, each share of Series A Preferred Stock is convertible into one share of Common Stock.

     The applicable conversion price is subject to adjustment for stock splits, stock dividends, combinations, and other similar structural events. Additionally, the Series A Preferred Stock contains anti-dilution protection subject to exceptions as set forth in the Certificate of Designations, with respect to the issuance of the Issuer's capital stock at a purchase price per share which is below the conversion price of the Series A Preferred Stock then in effect, distributions by the Issuer to all holders of Common Stock or any similar dilutive actions for which the Issuer's Board of Directors has determined it would be equitable to reduce the conversion price.

     If, on any date after the second anniversary of the closing of the Financing, the average market price for a share of Common Stock for the trailing 180 consecutive trading days is at least $7.50 (subject to adjustment for stock splits, stock dividends, combinations, and other similar structural events), then the Issuer may elect, at its option, to convert all, but not less than all, of the outstanding shares of Series A Preferred Stock into the number of shares of Common Stock as is equal to the product of (x) the number of shares of Series A Preferred Stock to be converted and (y) the quotient obtained by dividing (i) the sum of the Accreted Value, plus all dividends accrued since the previous Compounding Date, by (ii) the then applicable conversion price.

     The conversion of shares of Series A Preferred Stock into shares of Common Stock will result in substantial dilution to the interests of other holders of Common Stock.

     Voting Rights. Holders of Series A Preferred Stock will have the right to vote on all matters that the holders of Common Stock vote on, voting together with the holders of Common Stock as a single class. Each share of Series A Preferred Stock will be entitled to the number of votes as is equal to the number of shares of Common Stock into which it is convertible, without any adjustment for anti-dilution provisions applicable to the Series A Preferred Stock other than adjustments for stock splits, stock dividends, combinations and other similar structural events, and subject to a maximum vote per share equal to 0.7417. The maximum vote per share was determined by dividing (i) $1.12, which is the purchase price per share paid by the investors for the Series A Preferred Stock, by (ii) $1.51, which is the 5-trading day average closing price of Common Stock ending on the trading day prior to the closing of the Financing.

     For so long as 5,350,000 shares of Series A Preferred Stock (subject to adjustment for stock splits, stock dividends, combinations and other similar structural events) remain outstanding, the approval of holders of 66 2/3% of the outstanding Series A Preferred Stock, voting as a separate class, will be required for the following events: (1) any authorization or issuance of any shares of preferred stock ranking senior to or on a parity with the Series A Preferred Stock; (2) any increase or decrease in the total number of authorized shares of Series A Preferred Stock; (3) any amendment or modification of the Issuer's certificate of incorporation (including the Certificate of Designations) or the Issuer's bylaws that would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of the Series A Preferred Stock; (4) any incurrence of any form of indebtedness in excess of $1,000,000 individually or $3,000,000 in the aggregate, except for the Issuer's establishment of a working capital line of credit of up to $5,000,000; (5) the redemption of any shares of the Issuer's capital stock which do not expressly rank on a parity with or senior to the Series A Preferred Stock, other than the repurchase of unvested options or restricted stock from the Issuer's employees, officers, directors or consultants upon termination of service; (6) any declaration, distribution or payments of any dividend or other distribution on any shares of stock which does not expressly rank on a parity with or senior to the Series A Preferred Stock; and
(7) any modification of any of the above voting rights.

     Preemptive Rights. For so long as 5,350,000 shares of Series A Preferred Stock (subject to adjustment for stock splits, stock dividends, combinations and other similar structural events) remain outstanding, the Reporting Person and the other investors will have preemptive rights for any private placement of equity by the Issuer. These preemptive rights will not apply with respect to:
(1) the exercise of any options to purchase shares of Common Stock outstanding as of the closing of the Financing; (2) the issuance or exercise of any options approved by the Issuer's Board of Directors that are issued after the closing of the Financing to the Issuer's employees, consultants or strategic partners; (3) the issuance of any shares of the Issuer's capital stock issued in any acquisition or merger transaction approved by the Issuer's Board of Directors;
(4) any merger, consolidation or other business combination (other than a change of control transaction) or capital reorganization or reclassification; and (5) shares of the Issuer's capital stock issued in a registered public offering.

Registration Rights Agreement

     The Issuer entered into the Registration Rights Agreement with the Reporting Person and the other investors at the closing of the Financing, pursuant to which the Issuer agreed to file a registration statement with the SEC covering the resale of shares of Common Stock issuable upon the conversion of the Series A Preferred Stock not later than thirty (30) days after the closing of the Financing. The Issuer has agreed to use its reasonable best efforts to have the registration statement declared effective as soon as practicable thereafter, but not later than 75 days after the filing date of the registration statement and to keep the registration statement effective at all times until the earlier of (1) the second anniversary of its effective date,
(2) the date on which the Reporting Person and the other investors may sell all of the Common Stock covered by the registration statement without restriction pursuant to Rule 144(k) promulgated under the Securities Act of 1933, and
(3) the date on which all shares of Common Stock covered by the registration statement have been sold.

     At any time the resale registration statement described in the preceding paragraph is not effective, any investor or group of investors holding at least 10% of the securities held by the investors in the aggregate that are subject to the registration rights agreement may require the Issuer to use its best efforts to register the shares of Common Stock issuable upon conversion of the Series A Preferred Stock under the Securities Act, as long as the reasonably anticipated aggregate price to the public of the securities to be included in the offering is more than $4,000,000. The Issuer is obligated to effect no more than three such demand registrations for the investors.

     At any time the resale registration statement is not effective, any party to the registration rights agreement may request that the Issuer register all or a portion of the securities held by it under the Securities Act on Form S-3, provided that the Issuer is entitled to use Form S-3 and that the reasonably anticipated aggregate price to the public of the securities requested for inclusion in such S-3 registration statement shall equal or exceed $1,000,000. In the event that any registration so requested is made in connection with an underwritten public offering, the underwriters have the right, subject to certain conditions, to limit the number of shares included in the registration.

     Additionally, at any time the resale registration statement is not effective, and the Issuer proposes to file any other registration statement, the investors who are parties to the Registration Rights Agreement will have the right to receive notice of and to join any proposed registration. If a proposed registration is made pursuant to an underwritten offering, the Issuer will not be required to include any securities in the offering unless the investor or investors requesting registration accept the terms of the offering as agreed upon between the Issuer, any other stockholders who are registering shares under the registration statement and the underwriters, and the underwriters have the right, subject to certain conditions, to limit the number of shares included in the registration.

     In general, all fees, costs and expenses of a registration will be borne by the Issuer. The Issuer has agreed to indemnify the holders of registration rights against, and provide contribution with respect to, certain liabilities relating to any registration in which any shares of these holders are sold under the Securities Act.

Additional Disclosure

     The Reporting Person may from time to time acquire additional shares of Series A Preferred Stock, Common Stock or other securities of the Issuer in the open market or in privately negotiated transactions, subject to availability at prices deemed favorable, the Issuer's business or financial condition and other factors and conditions the Reporting Person deems appropriate. Alternatively, the Reporting Person may sell all or a portion of the Series A Preferred Stock, Common Stock or other securities of the Issuer in privately negotiated transactions, in the open market pursuant to the exercise of certain registration rights granted pursuant to the Registration Rights Agreement as described above or through an exemption from registration in compliance with applicable law, in each case subject to the factors and conditions referred to above and to the terms of the Purchase Agreement, Certificate of Designations and the Registration Rights Agreement, as the case may be. In addition, the Reporting Person may formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

     Except as otherwise set forth in this Schedule 13D, neither the Reporting Person nor any individual otherwise identified in Item 2 has any present plans or proposals which would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a) On May 15, 2003, pursuant to the Purchase Agreement, the Issuer sold to the Reporting Person, and the Reporting Person purchased from the Issuer, 892,857 shares of Series A Preferred Stock convertible into 892,857 shares of Common Stock (subject to adjustment as set forth in the Certificate of Designations of the Issuer's Series A Convertible Preferred Stock) and a warrant to purchase 2,400,000 shares of Common Stock, representing 22.4% of the Issuer's outstanding Common Stock, which percentage is based upon 11,411,646 shares of Common Stock outstanding as of May 15, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

(b) The Reporting Person has sole power to vote and to dispose or to direct the disposition of 3,292,857 shares of Common Stock (assuming the conversion of the Series A Preferred Stock into Common Stock and the exercise of the Warrant).

(c) Other than the transactions described herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the past 60 days.

(d) The Reporting Person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held by the Reporting Person.

(e)  Not  applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described in Items 3 and 4 above, on March 21, 2003, the Issuer, the Reporting Person and certain other investors entered into the Purchase Agreement pursuant to which the investors agreed to purchase an aggregate of 26,227,668 shares of Series A Preferred Stock, having the rights, privileges and preferences set forth in the Certificate of Designations. The Issuer, the Reporting Person and the other investors entered into the Registration Rights Agreement on May 15, 2003, pursuant to which the Issuer has an obligation to prepare and file with the Commission within 30 days following May 15, 2003 a registration statement on Form S-3 or successor form registering the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Warrant (subject to certain limitations). The Issuer is required to use its reasonable best efforts to cause such registration statement to become effective no later than 75 days after the filing date of such registration statement. Additionally, the Reporting Person and the other investors have certain demand registration rights, "piggy-back" registration rights and Form S-3 registration rights that are described more fully in the
Registration Rights Agreement. The foregoing summaries of the Purchase Agreement, the Certificate of Designations and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits 1, 2 and 3.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Stock and Warrant Purchase Agreement,  dated March 21, 2003,
                    among  Evergreen  Solar,   Inc,  and  the  purchasers  named
                    therein.*

         Exhibit 2: Warrant  issued to Beacon Power  Corporation,  dated May 15,
                    2003.

         Exhibit 3: Certificate  of the Powers,  Designations,  Preferences  and
                    Rights of the Series A Convertible Preferred Stock, dated May 15, 2003.**

         Exhibit 4: Registration  Rights  Agreement,  dated May 15, 2003,  among
                    Evergreen Solar, Inc. and the parties named therein. ***

*Set forth as Exhibit 10.1 on Evergreen Solar, Inc.'s Form 8-K filed on March 24, 2003 (File No. 0031687) and incorporated by reference.

**Set forth as Exhibit 3 on Evergreen Solar,  Inc.'s Schedule 13D filed by Frank
H. Pearl, et. al on May 23, 2003 (File No. 00561503) and incorporated by reference.

*** Set forth as Exhibit 4 on Evergreen Solar, Inc.'s Schedule 13D filed by Frank H. Pearl, et. al on May 23, 2003 (File No. 00561503) and incorporated by reference.

                                    SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.



                                                  May 27, 2003

                                                  BEACON POWER CORPORATION

                                                  By: /s/ James Spiezio
                                                    ----------------------------
                                                  Name:  James Spiezio
                                                  Title: Chief Financial Officer



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                                      ANNEX A

                                  Executive Officers of Beacon Power Corporation

Name/Title/Citizenship                Principal Occupation              Business Address

F. William Capp                       Executive officer of Beacon       234 Ballardvale Street
President and Chief Executive         Power Corporation                 Wilmington, MA 01887
Officer, Director
United States

William J. Driscoll                   Executive officer of Beacon       234 Ballardvale Street
Vice President of Engineering         Power Corporation                 Wilmington, MA 01887
United States

Matthew L. Lazarewicz                 Executive officer of Beacon       234 Ballardvale Street
Vice President and Chief Technical    Power Corporation                 Wilmington, MA 01887
Officer
United States

James M. Spiezio                      Executive officer of Beacon       234 Ballardvale Street
Vice President of Finance, Chief      Power Corporation                 Wilmington, MA 01887
Financial Officer, Treasurer and
Secretary
United States


     Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Person's knowledge:

     (a) None of the above persons hold any Common Stock or securities derivative thereof.

     (b)  None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Common Stock or securities derivative thereof.

                                     ANNEX B

                 Board of Directors of Beacon Power Corporation

Name/Title/Citizenship  Principal Occupation              Business Address

F. William Capp         Executive officer of Beacon       c/o Beacon Power Corp
United States           Power Corporation                 234 Ballardvale Street
                                                          Wilmington, MA 01887

Kenneth M. Socha*       Senior Managing Director of       c/o Beacon Power Corp
United States           Perseus, L.L.C.                   234 Ballardvale Street
                                                          Wilmington, MA 01887

Philip J. Deutch*       Managing Director of Perseus,     c/o Beacon Power Corp
United States           L.L.C.                            234 Ballardvale Street
                                                          Wilmington, MA 01887

Jack P. Smith           President and CEO of More Space   c/o Beacon Power Corp
United States           Place, Inc.                       234 Ballardvale Street
                                                          Wilmington, MA 01887

William E. Stanton      Self Employed                     c/o Beacon Power Corp
United States                                             Wilmington, MA 01887

* Mr. Kenneth M. Socha and Mr. Philip J. Deutch, are Senior Managing Director and Managing Director, respectively, of Perseus, L.L.C. Perseus Capital, L.L.C. is the beneficial owner of 16,014,994 shares of Common Stock (includes shares of common stock issuable upon exercise of warrants to purchase 4,512,593 shares of common stock) of the Reporting Person (as of March 31, 2003, representing approximately 33.8% of the common stock of the Reporting Person). Perseus 2000, L.L.C. purchased 2,678,571 shares of Series A Preferred Stock pursuant to the Purchase Agreement.

Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Person's knowledge:

     (a) None of the above persons hold any Common Stock or securities derivative thereof.

     (b)  None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Common Stock or securities derivative thereof.